Exhibit 99.1
No. 30/07

IAMGOLD REACHES AGREEMENT ON ENVIRONMENTAL PROTECTION IN ECUADOR

Toronto, Ontario, November 15, 2007 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) announces that it has reached an agreement with the Government of Ecuador in which the Government recognizes that IAMGOLD has adhered to and met all of its legal, social and environmental obligations thus far at the Company’s Quimsacocha project in Ecuador and will therefore get full support from the Government for the project going forward.  As part of the agreement and as a show of environmental commitment, the Company has agreed to relinquish a portion of its concession to ensure the safety of the water supply to the surrounding areas. This land package is approximately 3,000 hectares, 23% of IAMGOLD’s total 12,967 hectare holding and contains no resources, no mineralization or exploration targets.  (See figure 1).  It will have no impact on the development of the Quimsacocha project.

“Giving back the small portion of our concessions was done to send a clear message – IAMGOLD is committed to preserve and protect the environment.  The land in question surrounds a water shed, some small lakes and a wetland. It was the right thing to do,” stated Joseph Conway, President and CEO. “The land contains no prospects and will in no way affect the eventual operation there.  Now we can move ahead and help to formulate a mining code that will be beneficial for all stakeholders.  We look forward to working closely with the Government and appreciate their support of Quimsacocha.”

The Quimsacocha project is located in the Azuay Province, 35 kilometres southwest of Cuenca in southern Ecuador.  This development project contains an indicated resource of 32.6 million tonnes with 3.2 g/t gold, representing 3.35 million ounces of gold.  There are currently two drill rigs on site drilling at Loma Tasqui, southwest of the known resource.  It is expected that  8,000 metres will be drilled on Loma Tasqui and Rio Falso Sur as part of the $2.7 million second half 2007 exploration program.  Work also continues on the prefeasibility study which will be completed in the first quarter of 2008.

For further information please contact:

IAMGOLD Corporation:

Lisa Doddridge
Director, Investor Relations
Tel: (416) 360-4710 Toll-free: 1 888 IMG-9999

Renmark Financial Communications Inc.
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.